VIA EDGAR

May 17, 2017

Re:	British American Tobacco p.l.c.

Amendment No. 1 to

Draft Registration Statement on Form F-4

Submitted April 28, 2017

CIK No. 0001303523

File No. 333-217939

Dear Mr. Brown:

On behalf of British American Tobacco p.l.c. (“BAT”), we submit this letter in response to the comments and requests for additional information contained in your letter dated May 9, 2017 (the “Comment Letter”) from the staff of the Office of Transportation and Leisure (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”), related to the above-referenced Amendment No. 1 to Draft Registration Statement on Form F-4 submitted on April 28, 2017 (the “DRS Amendment No. 1”).

BAT has revised the DRS Amendment No. 1 in response to the Comment Letter and is concurrently filing an amended Registration Statement on Form F-4 (“Amendment No. 1”) that reflects these revisions and generally updates, clarifies, and renders more complete the information contained therein. On May 12, 2017, between submitting the DRS Amendment No. 1 and filing Amendment No. 1, BAT filed a Registration Statement on Form F-4 that contained interim updates. BAT, together with Louisville Securities Limited, BATUS Holdings Inc., Brown & Williamson Holdings, Inc. and Flight Acquisition Corporation, is also concurrently filing Amendment No. 2 to the Schedule 13E-3 that was filed by such parties on May 12, 2017 (as amended, the “Schedule 13E-3”).

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment our response. Unless the context otherwise requires, all references to page numbers and section headings in the responses to the Staff’s comments correspond to the pages in Amendment No. 1. All terms used but not defined herein have the meanings assigned to such terms in Amendment No. 1. We have supplementally provided a marked copy of Amendment No. 1 against the April 28, 2017 DRS Amendment No. 1 to facilitate the Staff’s review.

General

1.	We note your response to our prior comment 4 and reissue in part. Each presentation, discussion, or report held with or presented by an outside party, whether in draft, preliminary or final form, oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. We note that the Materials of BAT’s Financial Advisors section on page 100 does not include summaries of the Financial Advisor Materials as required by Item 1015(b)(6) of Regulation M-A. In this regard, we note that the second paragraph of such section references “descriptions” of such materials included in the Background of the Merger section on page 39. Item 1015(b)(6) of Regulation M-A requires a summary of such materials, including any findings and the method of arriving at such findings. Additionally, each other summary provided throughout the proxy statement/prospectus should likewise include the material findings of any valuation scenarios performed at that stage as required by Item 1015(b)(6) of Regulation M-A. Please revise accordingly.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 42, 46, 76–78 and 91–93.

2.	We note your response to our prior comment 4 references additional presentation materials which were prepared for BAT by Deutsche Bank and Centerview but which were not provided to the staff. Please provide us with copies of all presentation materials prepared for BAT by Deutsche Bank and Centerview and summarize these presentations as described in the immediately preceding comments.

Response: In response to the Staff’s comment, the October 12 preliminary version of the final presentation that was reviewed and discussed at the meeting held on October 13 has been filed as exhibit (c)(26) to the Schedule 13E-3. BAT respectfully submits that because the October 12 presentation is generally the same as and is not materially different from the October 13 presentation (save for two graphs illustrating precedent transactions which were deleted from the October 13 presentation because the message was summarized elsewhere in the October 13 presentation and a previous version of one such graph was already included in the October 10 presentation) and because the October 13 presentation is summarized in Amendment No. 1, providing a detailed summary of the October 12 presentation would be unnecessarily duplicative and potentially confusing to shareholders of Reynolds American Inc. (“RAI”).

Another preliminary version of the final presentation that was reviewed and discussed at the meeting held on October 13 has not been filed as an exhibit to the Schedule 13E-3 as BAT respectfully submits that such preliminary presentation is not required to be disclosed under Item 1015 of Regulation M-A because it was not provided to the BAT board of directors, Nicandro Durante, the Chief Executive of BAT, or Ben Stevens, the Financial Director of BAT.

3.	Please confirm that all board books you have provided or will provide will be filed as exhibits.

Response: In response to the Staff’s comment, it is confirmed that all board books that have been supplementally provided to the Staff have since been filed as exhibits to the Schedule 13E-3.

Cover Letter

4.	We note your response to our prior comment 1. We continue to believe that it is inappropriate to state that a transaction with affiliates, such as one subject to Rule 13e-3, was negotiated at arm’s length. While affiliates may attempt to minimize any potential for undue influence, we do not believe that disclosure should represent that this potential was eliminated. Please revise.

Response: In response to the Staff’s comment, BAT acknowledges the Staff’s position that it is generally inappropriate to assert that a transaction with affiliates complying with Rule 13e-3 was negotiated at arm’s length. However, BAT respectfully requests the Staff to reconsider its position here in light of unique factors that distinguish this transaction from most—and perhaps all—other transactions complying with Rule 13e-3. First, the procedures applied in this transaction flowed from the governance agreement, which was agreed to by BAT, B&W (a wholly owned subsidiary of BAT) and RAI in connection with the B&W business combination completed on July 30, 2004. Second, the contractual procedural protections put in place in the governance agreement ensure that the Other Directors (as defined in the governance agreement to consist of the RAI directors independent of both RAI and BAT under NYSE listing rules) are insulated from undue influence from BAT and, if the Other Directors object to a transaction or its terms, the RAI board of directors cannot override that decision or replace any such director. All RAI directors are advised during their orientation of the obligations under the governance agreement, and the Other Directors understand their responsibility to protect the interests of the non-BAT shareholders. Third, the history and course of dealing of the parties demonstrate the effectiveness of the procedures included in the governance agreement that were specifically designed to ensure arm’s-length bargaining in relation to material transactions between BAT and RAI and RAI’s independence, notwithstanding BAT’s significant share ownership. For these reasons, we believe that it is appropriate to state that the negotiations between BAT and RAI related to the transaction were at arm’s length.

1.	The governance agreement was specifically negotiated and crafted on an arm’s-length basis to include procedural safeguards to protect against undue influence on RAI by BAT.

The governance agreement significantly limits BAT’s ability to influence RAI as a result of the dynamics of the negotiation of the B&W business combination. As disclosed in the RAI registration statement on Amendment No. 4 to Form S-4 dated June 23, 2004, the B&W business combination transaction combining B&W and RJR Tobacco Company under RAI followed in-depth negotiations and careful consideration by the board of directors of R.J. Reynolds Tobacco Holdings, Inc. (“RJR”), the public parent company of RJR Tobacco Company at that time, of “the degree to which B&W would agree to limit its influence as a significant shareholder of [RAI].” At the time of these negotiations, BAT had no ownership of RJR and no ability to influence the RJR board of directors. In particular, given that RJR did not receive any control premium as part of the merger consideration in connection with the B&W business combination, RJR was adamant that, on matters presenting a possible conflict between BAT and the RAI shareholders other than BAT, BAT would not be able to unduly influence the Other Directors. BAT similarly wanted to ensure that it was beyond doubt that BAT would not control RAI after the B&W business combination was completed, in order to insulate BAT as far as possible from ongoing U.S. tobacco litigation at such time. BAT and RJR’s aligned interest in ensuring that BAT would not, and would not be perceived to, control RAI led to the parties entering into the governance agreement, which is summarized in “The Governance Agreement” beginning on page 229 of Amendment No. 1. The governance agreement was part of the transaction approved by the shareholders of RJR at a time when BAT did not own any shares of RJR common stock.

2.	Under the governance agreement, BAT has permanently given up its right to decide how to cast its vote for all but five of the 13 (currently 14, as described below) directors of RAI (and the five it can nominate can include only two affiliates of BAT), and thus cannot elect a majority of the RAI board of directors, unless and until BAT owns 100% of RAI.

Under the governance agreement, BAT (through B&W) has the right to designate five of the 13 (currently 14) directors, at least three of whom must be independent of both BAT and RAI under NYSE listing standards, for nomination by the RAI board of directors’ Corporate Governance and Nominating Committee (the “RAI governance committee”) to the RAI board of directors. The governance agreement does not allow BAT to nominate more than five directors, even if it purchases additional shares of RAI common stock, unless and until it obtains 100% ownership of RAI or the governance agreement is otherwise terminated due to a specified breach of the governance agreement or a third party or group beneficially owns or controls more than 50% of the voting power of RAI’s voting stock.

The governance agreement provides for the election of 13 directors of RAI. At RAI’s request, the size of the RAI board of directors has been temporarily increased to 14 directors, including nine non-BAT designated directors, and will be reduced back to 13 by the

2017 annual shareholders meeting if the transaction has not closed by such time. The nine non-BAT designated directors of RAI include the Chief Executive Officer and Non-Executive Chairman of RAI and seven other individuals selected by the RAI governance committee. BAT has granted RAI an irrevocable proxy under the governance agreement to vote for the RAI board of directors’ slate of nominees that is selected in accordance with the governance agreement, unless an unaffiliated third party has made a material effort to solicit proxies in favor of a different slate of directors for that meeting. As a result, BAT has no ability to replace any RAI director with whom it has disagreements unless that director is one of the five BAT designees.

The governance agreement also ensures that BAT nominees cannot be the majority on any committee of the RAI board of directors. In addition, the governance agreement requires that the RAI governance committee, audit committee and compensation committee each consist solely of directors that are independent of both BAT and RAI under NYSE listing standards.

BAT therefore respectfully submits that the governance agreement effectively and uniquely prevents BAT from unduly influencing the RAI board on matters presenting a possible conflict of interest involving BAT, including the evaluation and negotiation of the transaction.

3.	The history of negotiations between the parties provides strong evidence that the governance agreement provisions that were designed to ensure director independence and arm’s-length bargaining in relation to material transactions between BAT and RAI have been effective.

The governance agreement was designed by BAT and RAI to ensure that on matters raising potential conflicts of interest BAT would not, and would not be perceived to, unduly influence the RAI board of directors or control RAI for the reasons described above. To promote arm’s-length bargaining in relation to material transactions between BAT and RAI, and RAI’s independence, notwithstanding BAT’s significant share ownership, the governance agreement requires that any material contract or transaction between or involving the RAI Group and the BAT Group be approved by a majority of the Other Directors. Consistent with this requirement, the Transaction Committee, which was formed to evaluate the merger agreement and consider the merger, consisted solely of all of the Other Directors at the time it was formed and through the time the merger agreement was approved.1 If the merger had not been approved by the Transaction Committee, the full RAI board of directors would have been unable to approve the transaction over such objection, and each member of the Transaction Committee was well aware of that.

This approval requirement has been further codified in RAI’s related-person transaction approval policy (available at www.reynoldsamerican.com), which specifies that any

[1]	The Transaction Committee ceased to include Thomas C. Wajnert following his retirement from the RAI board of directors effective as of the closing of business on December 31, 2016.

related-person transaction involving an amount that would be (1) less than $1 million requires the prior approval of RAI’s Chief Executive Officer, Chief Financial Officer or General Counsel, (2) equal or greater than $1 million and less than $20 million requires the prior approval of RAI’s audit committee and (3) greater than $20 million requires the prior approval of the Other Directors. In addition, one of the specific duties and responsibilities of the RAI governance committee under its charter is to oversee the process by which RAI and its subsidiaries consider their relationship with BAT and B&W, including in connection with the governance agreement. These requirements, as well as the independent fiduciary duties of all RAI directors, have resulted in processes intended to protect the interests of the non-BAT shareholders. The Other Directors have had the opportunity to and, from time to time, have engaged independent legal counsel and financial advisor(s) as appropriate in connection with the consideration of various transactions involving BAT and its affiliates, including in connection with the transaction.

The Other Directors have considered a number of proposed transactions between RAI and BAT since 2004, some of which have led to protracted negotiations, breakdowns in negotiations and, in one instance, arbitration. For example:

•	Following the breakdown in negotiations between RAI and BAT over the renewal of a contract manufacturing agreement, BAT and RAI agreed to take the matter to arbitration, which BAT eventually lost.

•	BAT submitted a bid to acquire the international rights to RAI’s Natural American Spirit brand but was outbid by its competitor Japan Tobacco. BAT was not able to preclude the sale to a third party despite its preference that such international rights not be sold at all.

•	Even in circumstances where negotiations were ultimately successful, such as in relation to the Vapor Collaboration Agreement dated November 30, 2015 and the Share Repurchase Agreement dated July 25, 2016 that were signed by BAT and RAI, such negotiations were protracted and the complexity of the final transaction documentation was as would be expected of a product of arm’s-length negotiations.

Both BAT and RAI believe that (1) the requirements of the governance agreement, (2) RAI’s related-person transaction approval policy and (3) the Transaction Committee structure put in place in consideration of the transaction have resulted in arm’s-length negotiations leading to the signing of the merger agreement. While BAT respectfully recognizes that the views of other bodies are not in any way dispositive or necessarily persuasive to the Staff, BAT notes that following an explanation of the provisions of the governance agreement, the Conduct Committee of the U.K. Financial Reporting Council concluded that the restrictions on BAT contained in the governance agreement meant that it was not necessary to consolidate RAI’s results within BAT’s financial statements.

In summary, BAT respectfully submits that in this particular circumstance, because of (1) the restrictions and procedures set out in the governance agreement, which have applied since 2004, (2) the process undertaken in connection with the transaction, including the Transaction Committee structure, and (3) the application of RAI’s related-person transaction approval policy, the conclusion that the negotiations were conducted at arm’s length as supported by the disclosure in Amendment No. 1 is appropriate. Accordingly, BAT requests that the Staff reconsider its comment.

About This Proxy Statement/Prospectus

5.	We note your response to our prior comment 3 and reissue. The term “Unaffiliated Shareholders” is defined in such a way as to include affiliates other than the BAT Group. The statements required by Item 1014(a) of Regulation M-A appearing elsewhere in the proxy statement/prospectus, which use this definition, must speak only to unaffiliated security holders. In this regard, please note that the staff considers officers and directors of RAI as affiliates. Please revise accordingly.

Response: In response to the Staff’s comment, the definition of “Unaffiliated Shareholders” in the section “About this Proxy Statement/Prospectus” has been revised.

Position of BAT and Merger Sub as to the Fairness of the Merger, page 55

6.	We note the response to our prior comment 6 and continue to believe that the disclosure should not state that the BAT parties do not control or exercise control over RAI for purposes that include federal law. These statements are inconsistent with the filing of a Schedule 13E-3, which presupposes a transaction with persons in a control relationship. Please revise. In addition, please remove the second sentence of the first paragraph in this section and remove or revise similar language found throughout the proxy statement/prospectus including in the cover letter.

Response: In response to the Staff’s comment, BAT respectfully submits that BAT is acceding to, but not accepting, the Staff’s position that a party cannot file a Schedule 13E-3 while expressly disclaiming control for purposes of federal securities law. The disclosure has been revised on the cover page and pages 53 and 57.

7.	The BAT parties are required to undertake an independent substantive and procedural fairness evaluation pursuant to Item 1014(a) of Regulation M-A, if they do not specifically adopt that of another party. Please revise the first sentence of the second paragraph of this section accordingly.

Response: In response to the Staff’s comment, the disclosure has been revised on page 57 to delete the statement regarding the lack of an independent evaluation of the fairness of the merger as the BAT Parties did perform such an evaluation as described on pages 58–61.

8.	We note the response to our prior comment 7. Please specify in the last bullet point beginning on page 57 the premium over historical market prices of RAI common stock represented by the implied value of the merger, and the relevant historical time periods to which the premiums relate. If the premiums in fact relate only to “recent historical” prices, please expand the disclosure to fully address Instruction 2(ii) to Item 1014 of Regulation M-A.

Response: In response to the Staff’s comment, the disclosure has been revised on page 59.

9.	We note the response to our prior comment 10. Please clearly make the statement required by Item 1014(e) of Regulation M-A. The disclosure cited in the response merely states that the Transaction Committee members who approved the transaction are “Other Directors,” as set forth in the governance agreement of RAI. Item 1014(e) requires a statement as to whether or not the transaction was approved by a majority of the directors of the subject company who are not employees of the subject company, without reference to the constituent documents of the subject company. We also are unable to locate the statement required by Item 1014(d) of Regulation M-A.

Response: In response to the Staff’s comment additional disclosure has been added to the section “Questions and Answers” on page 6 under the questions “Have a majority of directors who are not employees of RAI retained an unaffiliated representative to act solely on behalf of the Unaffiliated Shareholders for purposes of negotiating the terms of the merger and/or preparing a report concerning the fairness of the merger?” and “Have a majority of directors who are not employees of RAI approved the merger?”

Opinion of Goldman Sachs, page 67

Selected Transaction Analysis, page 70

10.	We note your response to our prior comment 12 and reissue in part. Please revise to disclose the EV calculation for each target company in each selected transaction. In this regard, we note that only the EV/LTM EBITDA multiple was added.

Response: In response to the Staff’s comment, the disclosure has been revised on page 72.

RAI Unaudited Prospective Financial Information, page 101

11.	We note that the unaudited financial forecasts for RAI and BAT on pages 102 and 103, respectively, only appear to disclose a subset of the projected financial information contained in the various financial advisor presentations. We also note that the selected line items for RAI and BAT are not consistent. Please revise to disclose the main line items within the projected financial information and reconcile to present comparable information for each company.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 107-111.

12.	We note your response to our prior comment 21 and reissue in part. We note that the Financial Advisor Materials include certain synergy estimates. Please revise to disclose such estimates, and all other material synergy estimates.

Response: In response to the Staff’s comment, BAT respectfully submits to the SEC that the synergy estimate of at least $400 million by BAT disclosed on page 54 of Amendment No. 1 and referenced in the Financial Advisor Materials was taken into consideration by RAI in projecting $500 million in synergies as a result of the merger and that $500 million was the figure used by the Transaction Committee and the RAI board of directors for purposes of their consideration and evaluation of the merger as disclosed on page 107 of Amendment No. 1. Hence, BAT believes that including the “at least $400 million” synergy estimate in this section would be unnecessarily duplicative and potentially confusing to shareholders of RAI.

The Companies, page 185

13.	We note your response to our prior comment 27. Please advise where the statements required by Item 1010(c)(3) and (4) of Regulation M-A with respect to all filing persons (other than the subject company) and all persons specified in Instruction C appear in the disclosure document.

Response: BAT understands that the Staff intended to refer to Item 1003(c)(3) and (4) of Regulation M-A rather than Item 1010(c)(3) and (4). In response to the Staff’s comment, the information required by Item 1003(c)(3) and (4) with regards to all filing persons (other than the subject company) and to those persons specified in Instruction C has been moved from the disclosure in the Schedule 13E-3 filed on May 12, 2017 and the separate Schedule 13E-3 filed by RAI on May 12, 2017 to pages 417–418 and 419 of Amendment No. 1, respectively.

Note 4. Pro forma adjustments related to the merger, page 350

(b) Preliminary purchase consideration and allocation, page 350

14.	We note from your response to our prior comment 32 that distributor contracts were assigned a value of $705 million. On a supplemental basis, please tell us the valuation method used to value distributor contracts, describe the key inputs and assumptions used in your valuation, and confirm the useful life assigned to this asset.

Response: BAT respectfully informs the Staff that the relief-from-royalty approach was used to value distributor relationships. BAT believes this method, which values the asset by reference to the royalties that would be saved as a result of owning the asset and thus avoiding the cost of licensing the right to use the asset in an arm’s-length transaction, was the most appropriate method to capture the value of the route-to-market relationships held by RAI. BAT has preliminarily determined the key inputs and assumptions to be: projected attributable revenue, customer retention rates, the applicable tax rate, royalty rates and the discount rate. The preliminary useful economic life assigned to the distribution contracts asset was 20 years.

Very truly yours,

/s/ Alyssa K. Caples
Alyssa K. Caples

John Dana Brown, Esq.

Attorney Advisor

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Copies to:

Nicandro Durante

Chief Executive

British American Tobacco p.l.c.

Globe House

4 Temple Place

London WC2R 2PG

United Kingdom

Paul McCrory

Company Secretary

British American Tobacco p.l.c.

Globe House

4 Temple Place

London WC2R 2PG

United Kingdom

McDara P. Folan, III, Esq.

Senior Vice President, Deputy General Counsel and Secretary

Reynolds American Inc.

401 North Main Street

Winston-Salem, North Carolina 27101

United States of America

Randi C. Lesnick, Esq.

Jones Day

250 Vesey Street

New York, New York 10281

United States of America

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

United States of America